OMB APPROVAL
OMB Number: 3235-0167
UNITED STATES	Expires: December 31, 2014
SECURITIES AND EXCHANGE COMMISSION	Estimated average burden
Washington, D.C. 20549	hours per response 1.50

FORM 15/A

Amendment No. 1

AMENDMENT WITHDRAWING

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-4465

Pervasip Corp.
(Exact name of registrant as specified in its charter)

430 North Street, White Plains, NY 10605
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 178

Explanatory Note:

On April 10, 2014, Pervasip Corp. filed a Form 15-12(g) (the “Form”) in order to terminate our reporting obligations pursuant to Section 13 of the Securities Exchange Act of 1934. At that time we did not fully appreciate the practical and legal effects of filing the Form. Our board of directors has since determined that it will be in the best interests of our shareholders and of the public that we remain registered with the SEC. Accordingly, with this amendment, we hereby withdraw the Form 15-12(g) filed on April 10, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934 Pervasip Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	4-23-2014	By:	/s/ Paul H. Riss
Paul H. Riss, Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays
SEC 2069 (02-08)	a currently valid OMB control number.